Exhibit 12.1

Aqua America, Inc.

Computation of Ratio of Earnings to Fixed Charges and

    Computation of Ratio of Earnings to Combined Fixed

    Charges and Preferred Stock Dividends

    (In thousands, except ratios)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Ratio of earnings to combined fixed charges and preferred stock dividends:
Earnings:
Income from continuing operations before income taxes and non-controlling interest	$243,092	$226,769	$245,081	$207,265	$187,930
Add: combined fixed charges	79,220	80,564	81,624	84,143	80,159
Less: preferred stock dividends	—	—	—	—	—
Less: capitalized interest	(1,494)	(1,743)	(3,965)	(6,848)	(5,062)

Total earnings	$320,818	$305,591	$322,741	$284,560	$263,027

Combined fixed charges:
Interest on all indebtedness	$76,673	$77,735	$78,546	$80,854	$76,911
Amortization of debt expense	1,609	1,613	1,604	1,789	1,806
Estimated interest attributable to rental and lease expense	938	1,216	1,474	1,500	1,442
Preferred stock dividends	—	—	—	—	—

Total combined fixed charges and preferred stock dividends	$79,220	$80,564	$81,624	$84,143	$80,159

Ratio of earnings to combined fixed charges and preferred stock dividends	4.05	3.79	3.95	3.38	3.28

Note: Capitalized interest only includes account with the Allowance for Funds Used During Construction (AFDUC) debt component as this is the portion that would be considered a fixed interest charge.